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                            July 20, 2023

       Andrew Bialecki
       Chief Executive Officer
       Klaviyo, Inc.
       125 Summer Street
       6th Floor
       Boston, MA 02110

                                                        Re: Klaviyo, Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted July 7,
2023
                                                            CIK No. 0001835830

       Dear Andrew Bialecki:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       June 9, 2023 letter.

       Amendment No. 1 to Draft Registration Statement on Form S-1 submitted July 7, 2023

       Business
       Other Technology Partnerships, page 112

   1. We note that your discussion of technology partnerships highlights several specific companies as partners.
Please supplementally provide us with a description of these relationships,
including whether there are any existing agreements with the named companies. To the
extent any of these agreements are material, please summarize its terms and file it as an
exhibit. Refer to Item 601 of Regulation S-K.
 Andrew Bialecki
Klaviyo, Inc.
July 20, 2023
Page 2
Note 2. Summary of Significant Accounting Policies
Shopify Collaboration Agreement, page F-9

2. We note your response to prior comment 16. Please revise your note, and other disclosures as appropriate, explaining the customer acquisition and marketing services
      Shopify is providing, describing the calculation of the amounts payable for each of the
      Shopify Core Revenue Share and Shopify Plus Integration payment methods, and clarifying that Shopify is neither a reseller or distributor of your platform nor a provider of services on your behalf under the revenue sharing agreement.
       You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or
Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan, Staff
Attorney, at (202) 551-6756 or Jeff Kauten, Staff Attorney, at (202) 551-3447 with any other questions.



                                                             Sincerely,
FirstName LastNameAndrew Bialecki
                                                             Division of
Corporation Finance
Comapany NameKlaviyo, Inc.
                                                             Office of
Technology
July 20, 2023 Page 2
cc:       Bradley Weber
FirstName LastName